Exhibit 99.1

FOUNDER GROUP LIMITED

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

CONTENTS	PAGE(S)
Unaudited Interim Condensed Consolidated Statement of Financial Position as of December 31, 2025 and June 30, 2026	F-2
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2025 and 2026	F-3
Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2025 and 2026	F-4
Unaudited Interim Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2025 and 2026	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

	Note	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
		RM	RM	USD
ASSETS

Non-current assets
Plant and equipment	4	22,012,303	31,173,554	7,645,262
Right-of-use assets	5	687,863	533,045	130,728
Investment in an associate	6	1,923,775	2,599,672	637,565
Investment in other investment	7	—	1,006,240	246,779
Trade receivables	8	1,508,742	2,041,823	500,754
Deferred tax asset	9	175,810	175,810	43,117
Total non-current assets		26,308,493	37,530,144	9,204,205

Current assets
Cash and bank balances		80,243,158	72,605,810	17,806,452
Inventories	10	2,457,916	1,874,932	459,824
Trade receivables	8	19,411,022	14,178,600	3,477,278
Contract assets	11	41,440,035	87,349,420	21,422,298
Other receivables and prepayment	12	17,430,594	40,364,600	9,899,350
Amount due from related parties	13	2,457,382	4,529,037	1,110,739
Income tax receivable	9	—	318,213	78,041
Total current assets		163,440,107	221,220,612	54,253,982
Total assets		189,748,600	258,750,756	63,458,187

LIABILITIES AND EQUITY

Current liabilities
Trade payables	8	18,315,260	34,236,294	8,396,393
Other payables and accrued liabilities	12	8,951,463	17,471,394	4,284,830
Convertible securities payable	14	64,170,406	52,819,830	12,953,974
Bank and other borrowings	15	45,626,825	86,918,717	21,316,670
Lease liabilities	5	431,946	81,808	20,063
Amount due to related parties	13	3,901,595	469,425	115,126
Income tax payable	9	104,021	—	—
Total current liabilities		141,501,516	191,997,468	47,087,056

Non-current liabilities
Lease liabilities	5	276,683	471,295	115,584
Bank and other borrowings	15	17,714,042	23,367,975	5,730,956
Total non-current labilities		17,990,725	23,839,270	5,846,540
Total liabilities		159,492,241	215,836,738	52,933,596

Capital and reserves
Share capital	16	28,941,506	40,716,817	9,985,731
Reserves	17	1,704,989	1,304,091	319,826
Retained earnings		95,920	887,705	217,709
Other comprehensive income/(loss)		(486,057)	5,404	1,325
Attributable to equity owners of the Company		30,256,358	42,914,017	10,524,591
Non-controlling interests		1	1	—
Total equity		30,256,359	42,914,018	10,524,591
Total liabilities and equity		189,748,600	258,750,756	63,458,187

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2026

	Note	Six months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2026
		RM	RM	USD
Revenue from contract services		38,289,161	42,571,195	10,440,513
Revenue from sales of goods		2,507,413	4,728,963	1,159,770
Revenue from contract services – related parties		14,669,420	35,713,128	8,758,584
Total revenue	18	55,465,994	83,013,286	20,358,867

Cost of sales from contract services		(46,953,622)	(70,042,430)	(17,177,787)
Cost of sales from sales of goods		(2,262,004)	(3,899,015)	(956,228)
Cost of sales for contract services – related party		(386,972)	(430,856)	(105,667)
Total cost of sales	19	(49,602,598)	(74,372,301)	(18,239,682)
Gross profit		5,863,396	8,640,985	2,119,185

Selling and administrative		(6,127,228)	(6,454,283)	(1,582,901)
Selling and administrative to related party		(216,352)	—	—
(Loss)/profit from operation before income tax		(480,184)	2,186,702	536,284

Other income		848,670	709,986	174,123
Other income from related party		—	—	—
Finance cost		(2,090,193)	(2,458,672)	(602,984)
Finance cost – related parties		(59,223)	(6,862)	(1,683)
Share of results of an associate		—	675,897	165,763
(Loss)/profit before income tax		(1,780,930)	1,107,051	271,503
Income tax expense	9	(148,668)	(315,266)	(77,319)
Net (loss)/profit for the period		(1,929,598)	791,785	194,184

(Loss)/profit attributable to:
Equity owners of the Company		(1,929,598)	791,785	194,184
Non-controlling interests		—	—	—
Total		(1,929,598)	791,785	194,184

Other comprehensive (expense)/income:
Currency translation arising from consolidation		(270,178)	5,404	1,325

Total comprehensive (expense)/income for the period		(2,199,776)	797,189	195,509

Total comprehensive (expense)/profit attributable to:
Equity owners of the Company		(2,199,776)	797,189	195,509
Non-controlling interests		—	—	—
Total		(2,199,776)	797,189	195,509

Basic and diluted net (loss)/earnings per share:	20
Basic (restated)		(10.73)	0.97	0.24
Diluted (restated)		(7.29)	0.03	0.01
Weighted average number of common shares outstanding – Basic and diluted:
Basic (restated)		179,848	816,406	816,406
Diluted (restated)		264,794	23,079,057	23,079,057

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Class A and Class B Shares	Share capital	Reserves	Retained earnings	Other comprehensive income/(loss)	Non-controlling interests	Total shareholders’ equity
		RM	RM	RM	RM	RM	RM
Balance at January 1, 2025 (restated) #	176,653	7,425,257	1,704,989	7,859,024	132,208	—	17,121,478
Transaction costs of share issue	—	(228,590)	—	—	—	—	(228,590)
Convertible securities	7,852	2,615,680	—	—	—	—	2,615,680
Non-controlling interests arising from a new subsidiary	—	—	—	—	—	1	1
Foreign currency translation adjustment	—	—	—	—	(270,178)	—	(270,178)
Net loss for the period	—	—	—	(1,929,598)	—	—	(1,929,598)
Balance at June 30, 2025 (restated)	184,505	9,812,347	1,704,989	5,929,426	(137,970)	1	17,308,793

Balance at January 1, 2026 (restated) #	330,337	28,941,506	1,704,989	95,920	(486,057)	1	30,256,359
Conversion of convertible securities into ordinary shares	1,401,399	11,775,311	—	—	—	—	11,775,311
Reclassification of foreign exchange translation reserve to reserves	—	—	(486,057)	—	486,057	—	—
Foreign currency translation differences	—	—	85,159	—	—	—	85,159
Foreign currency translation adjustment	—	—	—	—	5,404	—	5,404
Net profit for the period	—	—	—	791,785	—	—	791,785
Balance at June 30, 2026 (Unaudited)	1,731,736	40,716,817	1,304,091	887,705	5,404	1	42,914,018

	Share capital	Reserves	Retained earnings	Other comprehensive income	Non-controlling interests	Total shareholders’ equity
	USD	USD	USD	USD	USD	USD
Balance at June 30, 2025	2,234,635	404,745	1,407,579	61,953	—	4,108,912
Balance at June 30, 2026	9,985,731	319,826	217,709	1,325	—	10,524,591

#	Share Combination

On February 10, 2026, the authorised, issued, and outstanding shares of the Founder Group Limited were combined on a 100 for 1 ratio (the “Share Combination”) with the marketplace. As a result of the Share Combination, each 100 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Six months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2026
	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss)/Profit before income tax	(1,780,930)	1,107,051	271,503

Adjustments for:
Depreciation of plant and equipment	1,293,080	1,228,222	301,219
Plant and equipment written off	—	13,738	3,369
Amortization of right-of-use assets	143,079	154,818	37,969
Imputed interests of lease liabilities	19,703	12,974	3,182
Allowance for expected credit losses on trade receivables	649,075	—	—
Reversal of allowance for expected credit losses on trade receivables	(376,000)	—	—
Fair value gain on financial instruments	—	(813,002)	(199,387)
Discount on convertible securities	689,549	—	—
Interest income	(58,456)	(667,330)	(163,662)
Finance cost	1,440,164	2,445,694	599,802
Unrealized foreign exchange (gains)/losses	(748,233)	422,383	103,589
Share of results of an associate	—	(675,897)	(165,763)
Operating profit before changes in working capital	1,271,031	3,228,651	791,821

Changes in operating assets and liabilities:
Contract assets	12,246,823	(45,909,385)	(11,259,199)
Trade receivables	(3,972,139)	4,699,343	1,152,506
Inventories	1,672,073	582,983	142,976
Other receivables and prepayment	(5,018,533)	(22,934,006)	(5,624,526)
Contract liabilities	—	—	—
Trade payables	(2,242,484)	15,896,890	3,898,685
Other payables and accrued liabilities	(18,804,175)	8,121,697	1,991,832
Cash flows generated from/(used in) operations	(14,847,404)	(36,313,826)	(8,905,905)
Income tax paid	(748,261)	(737,500)	(180,871)
Net cash generated from/(used in) operating activities	(15,595,665)	(37,051,326)	(9,086,776)

Investing activities
Interest income	58,456	667,330	163,662
Purchase of plant and equipment	(324,019)	(10,074,457)	(2,470,744)
Acquisition of other investment	—	(193,238)	(47,391)
Proceeds from disposal of property, plant and equipment	—	5,132	1,259
Incorporation of a subsidiary company	1	—	—
Deposit pledged with licensed banks	(1,634,469)	(2,372,850)	(581,937)
Net cash used in investing activities	(1,900,031)	(11,968,083)	(2,935,151)

Financing activities
Proceeds from convertible securities	10,044,046	424,734	104,165
Interest paid	(2,070,490)	(2,445,694)	(599,802)
Repayment of lease liabilities	(156,000)	(168,500)	(41,324)
Amount due to related parties	(3,073,460)	(5,503,828)	(1,349,805)
Proceeds from bank borrowings	19,951,926	47,350,232	11,612,565
Net cash provided by financing activities	24,696,022	39,656,944	9,725,799

Net increase/(decrease) in cash and cash equivalents	7,200,326	(9,362,465)	(2,296,128)

Cash and cash equivalents at beginning of period	4,563,108	66,215,856	16,239,327
Effects of exchange rate changes	276,082	90,677	22,238
Cash and cash equivalents at end of period	12,039,516	56,944,068	13,965,437

The accompanying notes are an integral part of these consolidated financial statements.

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following as at the end of each reporting period:

	Six months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2026
	RM	RM	USD
Cash and bank balances	13,529,427	56,944,068	13,965,437
Deposits with licensed banks	9,507,734	15,661,742	3,841,015
As per statement of financial position	23,037,161	72,605,810	17,806,452
Less:
Bank overdraft (Note 15)	(1,489,911)	—	—
Deposit pledged with licensed banks	(9,507,734)	(15,661,742)	(3,841,015)
As per statement of cash flows	12,039,516	56,944,068	13,965,437

Liabilities arising from financing activities

Reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities of the Company is as follows

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
As of June 30, 2026
Convertible securities payable	64,170,406	424,734	(11,775,310)	52,819,830
Hire purchase payables	416,488	227,421	—	643,909
Term loan	18,511,138	7,738,124	—	26,249,262
Trade financing	43,674,831	39,718,690	—	83,393,521
Lease liabilities	708,629	(168,500)	12,974	553,103
	127,481,492	47,940,469	(11,762,336)	163,659,625

	At beginning of year	Cash flows	Non cash flows	At end of year
	USD	USD	USD	USD
As of June 30, 2026
Convertible securities payable	15,737,684	104,165	(2,887,875)	12,953,974
Hire purchase payables	102,143	55,775	—	157,918
Term loan	4,539,825	1,897,761	—	6,437,586
Trade financing	10,711,179	9,740,942	—	20,452,121
Lease liabilities	173,790	(41,324)	3,182	135,648
	31,264,621	11,757,319	(2,884,693)	40,137,247

	At beginning of year	Cash flows	Non cash flows	At end of year
	RM	RM	RM	RM
As of December 31, 2025
Convertible securities payable	—	84,895,915	(20,725,509)	64,170,406
Hire purchase payables	250,000	(133,812)	300,300	416,488
Term loan	2,072,038	16,439,100	—	18,511,138
Trade financing	31,252,219	12,422,612	—	43,674,831
Lease liabilities	747,819	(362,000)	322,810	708,629
	34,322,076	113,261,815	(20,102,399)	127,481,492

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Founder Group Limited (the “Company”) was incorporated in the British Virgin Islands on May 18, 2023 with registered office at Trinity Chambers, P.O Box 4301, Road Town, Tortola, British Virgin Islands while principal place of business of the Company at No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor, Malaysia.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	June 30,
Name	Date of incorporation	2026	2025	Place of incorporation	Principal activities
		%	%
Founder Group Limited	May 18, 2023	—	—	British Virgin Islands	Holding company
Founder Energy Sdn. Bhd.	April 13, 2021	100	100	Malaysia	Business of renewable energy activities and related business and activities of holding companies
Founder Energy (Singapore) Pte Ltd	May 27, 2022	100	100	Singapore	Dormant
Founder Assets Sdn. Bhd.	September 21, 2022	100	100	Malaysia	Business in the investment of renewable energy project
Founder Assets (Thailand) Company Limited	January 14, 2025	99.99	—	Thailand	Dormant
Founder Solar Solution Sdn. Bhd.	February 10, 2025	100	—	Malaysia	Business of renewable energy activities
Founder Capital, LLC	November 18, 2025	100	—	Utah	Utah

The Company provides engineering, procurement, construction and commissioning (“EPCC”) services for solar photovoltaic (“PV”) facilities in Malaysia primarily through Founder Energy Sdn. Bhd and Founder Solar Solution Sdn. Bhd.

On April 13, 2021, Mr. Lee Seng Chi incorporate Founder Energy Sdn. Bhd. with 100% equity interest.

On August 25, 2021, Reservoir Link Energy Bhd acquired 51% equity interest in Founder Energy Sdn. Bhd. from Mr. Lee Seng Chi.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Founder Energy (Singapore) Pte Ltd was incorporated and domiciled in Singapore for future business expansion purpose in Singapore.

Founder Assets Sdn. Bhd. and Founder Assets (Thailand) Company Limited were incorporated and domiciled in Malaysia and Thailand respectively to carry out business in the investment of renewable energy project.

Founder Capital, LLC was incorporated and domiciled in State of Utah for the purpose of a private placement.

2	MATERIAL ACCOUNTING POLICIES INFORMATION

BASIS OF PREPARATION

The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the Group’s audited consolidated financial statements for the financial year ended 31 December 2025, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except as disclosed in the accounting policies below. The accounting policies and methods of computation applied in the preparation of these unaudited condensed consolidated financial statements are consistent with those applied in the Group’s audited consolidated financial statements for the financial year ended 31 December 2025.

NEW IFRS ADOPTED DURING THE FINANCIAL PERIOD

The significant accounting policies adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements of the Group for the financial year ended 31 December 2025 except for the adoption of the following new accounting standards, amendments and interpretation:

Title	Effective Date
Amendments to IFRS 9 and IFRS 7 Admendments to the Classification and Measurement of Financial Instruments	1 January 2026
Annual Improvement to IFRS Accounting Standars – Volume 11	1 January 2026
Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity	1 January 2026

The adoption of the above amendments to IFRSs do not have a material impact on the financial statements of the Group.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
IFRS 20 (Regulatory Assets and Regulatory Liabilities)	1 January 2029
IFRS 19 (Subsidiaries without Public Accountability)	1 January 2027
IFRS 18 (Presentation and Disclosure)	1 January 2027

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

BASIS OF CONSOLIDATION

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The consolidated financial statements incorporate the financial statements of the combined entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The consolidated financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the combined financial statements reflect external transactions only. Unrealised gains and losses arising from intra-group transactions are also eliminated. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency with the accounting policies adopted by the Group.

The net assets of the combined entities or businesses are combined using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control combination. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control combination, have been recognized directly in equity as part of the capital reserve.

The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combined entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

Non-controlling interests comprise the portion of a subsidiary corporation’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statement of comprehensive income, statement of changes in equity, and statement of financial position. Total comprehensive income is attributed to the non-controlling interests based on the respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Investment in associates is accounted for in the consolidated financial statements of the Group using the equity method. An associate is an entity over which the Group has significant influence but does not have control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The Group accounts for its investments in associates using the equity method. Under the equity method, the investment is initially recognised at cost and subsequently adjusted to recognise the Group’s share of the post-acquisition profits or losses and other comprehensive income of the associate. Dividends received or receivable from associates reduce the carrying amount of the investment.

CONVENIENCE TRANSLATION

Translations of amounts in the unaudited interim consolidated statement of financial position, unaudited interim consolidated statement of comprehensive income and unaudited interim consolidated statement of cash flows from RM into USD as of and for the period ended June 30, 2026 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the six months ended June 30, 2026 were calculated at the evening middle rate of USD1 = RM4.07750, as published by Bank Negara Malaysia, or an average rate of USD1 = RM3.98479.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FINANCIAL ASSETS

Classification and measurement

The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

1.	Financial assets at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of income and comprehensive income in the period in which they arise.

2.	Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified trade receivables, contract assets, other receivables and amounts due from related parties at amortized cost.

Impairment

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss (“FVTPL”), all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s trade payables, other payables and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

 The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and Software	4 years straight line
Motor Vehicles	5 years straight line
Office Equipment	4 years straight line
Equipment and Tools	5 years straight line
Solar Asset Plant	10 - 21 years straight line
Office Renovation	5 years straight line
Plant and Machinery	5 years straight line
Forklift	5 years straight line

Assets under construction are not depreciated as these assets are not available for use.

Plant or equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset, being the difference between the net disposal proceeds and the carrying amount, is recognized in profit or loss.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is determined based on weighted average method and comprises the purchase price and incidentals incurred in bringing the inventories to their present location and condition.

Net realizable value represents the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Impairment of assets are reviewed at the end of each reporting period for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. When the carrying amount of an asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss shall be recognized. The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss.

When there is a change in the estimates used to determine the recoverable amount, a subsequent increase in the recoverable amount of an asset is treated as a reversal of the previous impairment loss and is recognized to the extent of the carrying amount of the asset that would have been determined (net of amortization and depreciation) had no impairment loss been recognized. The reversal is recognized in profit or loss immediately.

CONTRACT ASSETS AND LIABILITIES

Contract assets includes unbilled amounts resulting from performance obligation satisfied measured under input method. Contract assets are subsequently transferred to trade receivable upon satisfaction of billing milestone base on contract and entitlement to pay becomes unconditional. A contract asset is subject to impairment requirement of IFRS 9.

Contract liabilities include advance payments from customers that performance obligation yet to satisfied. A contract liabilities is stated at cost and represents the obligation of the Group to transfer goods or services to a customer for which consideration has been received (or the amount is due) from the customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

LEASES

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for low-value assets and short-term leases with 12 months or less. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line method over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use assets and the associated lease liabilities are presented as a separate line item in the statement of financial position.

The right-of-use asset is initially measured at cost. Cost includes the initial amount of the corresponding lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses, and adjustment for any remeasurement of the lease liability. The depreciation starts from the commencement date of the lease. If the lease transfers ownership of the underlying asset to the Group or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured at amortised cost using the effective interest method. It is remeasured when there is a change in the future lease payments (other than lease modification that is not accounted for as a separate lease) with the corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognized in profit or loss if the carrying amount has been reduced to zero.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the provision is the present value of the estimated expenditure required to settle the obligation. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense in profit or loss.

REVENUE RECOGNITION

The Group accounts for its revenue under IFRS 15 Revenue from Contracts with Customers. (“IFRS 15”) The five-step model defined by IFRS 15 requires the Company to:

(1)	identify its contracts with customers;

(2)	identify its performance obligations under those contracts;

(3)	determine the transaction prices of those contracts;

(4)	allocate the transaction prices to its performance obligations in those contracts; and

(5)	recognise revenue when each performance obligation under those contracts is satisfied. Revenue recognized when promised goods and services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

REVENUE RECOGNITION (cont.)

Our revenue agreements generally do not include a right of return in relation to the delivered goods or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Group performs; or

-	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance complete to date.

The Group recognises revenue from the following major sources:

(i)	Large-scale solar projects (“LSS”)

LSS are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning.

(ii)	Commercial and industrial (“C&I”) solar projects

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning.

Rendering of Services

Revenue from providing product and services related to renewable energy services industry is recognized over time in the year in which the services are rendered using input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

A receivable is recognized when the services are rendered as this is the point over time that the consideration is unconditional because only the passage of time is required before the payment is due. If the services rendered exceed the payment received, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

Billings are made with a credit term of 30 days to 90 days, which is consistent with market practice, therefore, no element of financing is deemed present. The Company become entitled to invoice customers for construction of solar PV power plants and systems based on achieving a series of performance-related milestones.

Defect liability period and performance warranty are usually 24 months from the date of Certificate of Practical Completion as provided in the contracts with customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

REVENUE RECOGNITION (cont.)

Sale of Goods

Revenue is recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold. Billings are made with a credit term of 30 days to 90 days, which is consistent with market practice, therefore, no element of financing is deemed present.

The Company generally provides standard warranties to its customers, from date of delivery cost or satisfactory completion of the project. There is no warranty claim historically.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, fixed deposits, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

The Company’s ordinary shares are divided into two classes, Class A ordinary shares and Class B ordinary shares, both of which have no par value. The two classes rank pari passu in all respects, including with respect to dividends and distributions upon liquidation, and both are classified as equity; however, each Class B Share is entitled to 20 votes, whereas each Class A Share is entitled to one vote.

INCOME TAX

Current tax assets and liabilities are the expected amount of income tax recoverable or payable to the taxation authorities, measured using tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss (either in other comprehensive income or directly in equity).

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the period.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. The carrying amounts of deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Current and deferred tax items are recognized in correlation to the underlying transactions either in profit or loss, other comprehensive income or directly in equity.

Current tax assets and liabilities or deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity (or on different tax entities but they intend to settle current tax assets and liabilities on a net basis) and the same taxation authority.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES INFORMATION (cont.)

FOREIGN CURRENCY TRANSACTIONS

The functional currency used by the Company is the Malaysia Ringgit. Consequently, operations in currencies other than the Malaysia Ringgit are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

EARNINGS PER SHARE

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

Contract Revenue Recognition

Revenue from providing product and services related to renewable energy services industry is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties. The Group applied judgement and assumptions significantly affects the determination of the amount and the timing of revenue recognized from contract with customers for commercial& industrial and large scale solar. The Group measures the performance of service work done by comparing the actual costs incurred with the estimated total costs required to complete the services. Significant judgements are required to estimate the total contract costs to complete. In making these estimate, management relied on estimates and also on past experience of completed projects. A change in estimate will directly affect the revenue to be recognized.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	PLANT AND EQUIPMENT

	As of December 31, 2025 (Audited)	Addition	Written off	Adjustment	As of June 30, 2026 (Unaudited)
At cost	RM	RM	RM	RM	RM
Computer and Software	348,437	13,913	(100,230)	(164)	261,956
Motor Vehicles	719,547	371,134	—	—	1,090,681
Office Equipment	45,738	—	—	—	45,738
Equipment and Tools	362,137	—	—	—	362,137
Office Renovation	1,131,903	—	—	24,870	1,156,773
Solar Asset Under Construction	353,385	10,003,180	—	474,912	10,831,477
Plant and Machinery & Solar Asset Plant	22,194,248	—	—	—	22,194,248
Forklift	45,800	—	—	—	45,800
Capital Work-in-progress	495,642	20,230	—	(499,782)	16,090
	25,696,837	10,408,457	(100,230)	(164)	36,004,900

	As of December 31, 2025 (Audited)	Depreciation charge during the year	Written off	Adjustment	As of June 30, 2026 (Unaudited)
Accumulated depreciation	RM	RM	RM	RM	RM
Computer and Software	214,061	29,737	(81,360)	(50)	162,388
Motor Vehicles	175,362	108,672	—	—	284,034
Office Equipment	36,885	1,867	—	—	38,752
Equipment and Tools	63,785	36,213	—	—	99,998
Office Renovation	321,624	113,603	—	—	435,227
Plant and Machinery & Solar Asset Plant	2,831,737	934,084	—	—	3,765,821
Forklift	41,080	4,046	—	—	45,126
	3,684,534	1,228,222	(81,360)	(50)	4,831,346

	As of December 31, 2024 (Audited)	Addition	Adjustments	As of December 31, 2025 (Audited)
At cost	RM	RM	RM	RM
Computer and Software	254,214	94,223	—	348,437
Motor Vehicles	369,547	350,000	—	719,547
Office Equipment	39,628	6,110	—	45,738
Equipment and Tools	59,389	302,748	—	362,137
Office Renovation	1,082,273	49,630	—	1,131,903
Solar Asset Under Construction	470,396	—	(117,011)	353,385
Plant and Machinery & Solar Asset Plant	25,486,353	—	(3,292,105)	22,194,248
Forklift	45,800	—	—	45,800
Capital Work-in-progress	171,720	323,922	—	495,642
	27,979,320	1,126,633	(3,409,116)	25,696,837

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	PLANT AND EQUIPMENT (cont.)

	As of December 31, 2024 (Audited)	Depreciation charge during the year	Written off	As of December 31, 2025 (Audited)
Accumulated depreciation	RM	RM	RM	RM
Computer and Software	148,905	65,156	—	214,061
Motor Vehicles	49,741	125,621	—	175,362
Office Equipment	30,879	6,006	—	36,885
Equipment and Tools	22,248	41,537	—	63,785
Office Renovation	101,419	220,205	—	321,624
Plant and Machinery & Solar Asset Plant	1,010,144	1,821,593	—	2,831,737
Forklift	32,989	8,091	—	41,080
	1,396,325	2,288,209	—	3,684,534

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
Carrying amounts	RM	RM	Convenience Translation USD
Computer and Software	134,376	99,568	24,419
Motor Vehicles	544,185	806,647	197,829
Office Equipment	8,853	6,986	1,713
Equipment and Tools	298,352	262,139	64,289
Office Renovation	810,279	721,546	176,958
Solar Asset Under Construction	353,385	10,831,477	2,656,402
Plant and Machinery & Solar Asset Plant	19,362,511	18,428,427	4,519,541
Forklift	4,720	674	165
Capital Work-in-progress	495,642	16,090	3,946
	22,012,303	31,173,554	7,645,262

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Depreciation expenses, class under cost of sale	1,715,714	879,977	215,813
Depreciation expenses, class separately from cost of sale	572,495	348,245	85,406
Total depreciation expenses	2,288,209	1,228,222	301,219

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	PLANT AND EQUIPMENT (cont.)

During the financial period, the Group made the following cash payments to purchase plant and equipment.

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Purchase of plant and equipment	1,126,633	10,408,457	2,552,657
Financed by hire purchase arrangements	(300,300)	(334,000)	(81,913)
Cash payments on purchase of plant and equipment	826,333	10,074,457	2,470,744

The carrying amount of the plant and equipment of the Group under hire purchase arrangements at the end of the reporting period are as follows:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Motor vehicles	524,510	794,550	194,862

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Right-of-use assets
Balance brought forward	739,244	687,863	168,697
Less: Amortization	(333,115)	(154,818)	(37,969)
Termination of right-of-use asset	—	—	—
Add: New lease recognized	281,734	—	—
Balance carried forward	687,863	533,045	130,728

Lease liabilities
Balance brought forward	747,819	708,629	173,789
Add: Imputed interest	41,076	12,974	3,182
Less: Principal repayment	(362,000)	(168,500)	(41,324)
Termination of lease liability	—	—	—
Add: New lease recognized	281,734	—	—
Balance carried forward	708,629	553,103	135,647

Future minimum lease payments together with the present value of net minimum lease payments are as follows:

Minimum lease payment:
Not later than one (1) year	462,000	81,808	20,063
Later than one (1) year and not later than five (5) years	282,000	471,295	115,584
	744,000	553,103	135,648
Less: Future interest charges	(35,371)	—	—
Present value of lease payment	708,629	553,103	135,647

Repayment as follows:
Lease liabilities current portion	431,946	81,808	20,063
Lease liabilities non-current portion	276,683	471,295	115,584
	708,629	553,103	135,647

The followings are the amounts recognized in profit or loss:
Depreciation charges of right-of-use assets	333,115	154,818	37,969
Interest expense on lease liabilities	41,076	12,974	3,182
Expense relating to short-term leases and leases of low-value assets	118,080	76,443	18,747
Total	492,271	244,235	59,898

On July 1, 2024, Founder Energy Sdn. Bhd. had entered into a Tenancy Agreement with Mr. Lee Seng Chi pertaining to the rental of our principal office for two years with option to renew for additional year with monthly rental amounted RM 26,000 (December 31, 2025: RM 26,000).

On August 13, 2025, Founder Energy Sdn. Bhd. had entered into Tenancy Agreements for the rental of our two satellite offices for a period of two years with an option to renew for an additional two years with monthly rental total amounted RM 12,500 (December 31, 2025: RM 12,500)

Extension options

The Group’s office leases include extension options of between one (1) and two (2) years, which are subject to mutual agreement between the Group and the respective lessors. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at lease commencement and reassessed when relevant, to determine whether it is reasonably certain that they will be exercised.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6	INVESTMENT IN AN ASSOCIATE

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Shares at cost	1,916,650	1,923,775	471,802
Share of post-acquisition reserves	7,125	675,897	165,763
	1,923,775	2,599,672	637,565

Details of associate is as follows:

	Percentage of effective ownership
	June 30,
Name	2026	2025	Place of incorporation	Principal activities
	%	%
RL Solar Assets Sdn. Bhd. (Formerly known as RL Sunseap Energy Sdn. Bhd.)	49	—	Malaysia	Renewable energy business

The summarised financial information of the associate is as follows:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Carrying amount	1,916,650	1,923,775	471,802

Share of results:
Group’s share of profit from continuing operations	7,125	675,897	165,763
Group’s share of total comprehensive income	7,125	675,897	165,763

On September 15, 2025, Founder Assets Sdn. Bhd. acquired 49% equity interest in RL Solar Assets Sdn. Bhd. for a total purchase consideration of RM 1,916,650. The investment is classified as an associate as the Group has significant influence over the financial and operating policy decisions of RL Solar Assets Sdn. Bhd.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	INVESTMENT IN OTHER INVESTMENT

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Shares at cost	—	1,006,240	246,779

Details of other investment is as follows:

	Percentage of effective ownership
	June 30,
Name	2026	2025	Place of incorporation	Principal activities
	%	%
Nichcom Go Sdn Bhd	19.90	—	Malaysia	Electric vehicles charging facilities

On 20 January, 2026, the Company invested in Nichcom Go Sdn Bhd, by way of acquiring 19.90% equity interest in Nichcom Go Sdn Bhd. Nichcom Go Sdn Bhd , primarily engages in providing services in relation to electric vehicles charging facilities.

8	TRADE RECEIVABLES AND TRADE PAYABLES

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Trade receivables
Non-current
Project retention receivables	1,508,742	2,041,823	500,754

Current
Trade receivables	19,340,447	14,640,718	3,590,611
Project retention receivables	1,482,191	949,497	232,863
Accrued liquidated ascertained damages to sub-contractors	831,373	831,374	203,893
Less: Provision for expected credit loss	(2,242,989)	(2,242,989)	(550,089)
Total current trade receivables	19,411,022	14,178,600	3,477,278
Total trade receivables	20,919,764	16,220,423	3,978,032

Increase in provision for expected credit loss	1,662,564	—	—
Decrease in total trade receivables	(353,330)	(4,699,341)	(1,152,505)

Trade receivables are non-interest bearing and generally have 30 to 90 days (December 31, 2025: 30 to 90 days) payment terms. Other credit terms may be negotiated with customers on a case-by-case basis. Due to their comparatively short maturities, the carrying value of trade receivables approximate their fair value.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	TRADE RECEIVABLES AND TRADE PAYABLES (cont.)

The aging of the Group’s net trade receivables is as follows:

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
As of June 30, 2026 (Unaudited)
Current	2,095,499	—	2,095,499	513,918

Past due
1 – 30 days	2,026,359	—	2,026,359	496,961
31 – 60 days	1,273,331	—	1,273,331	312,282
61 – 90 days	1,407,084	—	1,407,084	345,085
More than 90 days	7,838,445	(2,242,989)	5,595,456	1,372,276
	12,545,219	(2,242,989)	10,302,230	2,526,604
	14,640,718	(2,242,989)	12,397,729	3,040,522

	Gross	Impaired	Total
	RM	RM	RM	Convenience Translation USD
As of December 31, 2025 (Audited)
Current	8,212,169	(121,786)	8,090,383	1,992,214

Past due
1 – 30 days	2,526,465	(155,409)	2,371,056	583,860
31 – 60 days	1,227,916	(835,839)	392,077	96,547
61 – 90 days	1,279,896	(70,690)	1,209,206	297,761
More than 90 days	6,094,001	(1,059,265)	5,034,736	1,239,778
	11,128,278	(2,121,203)	9,007,075	2,217,946
	19,340,447	(2,242,989)	17,097,458	4,210,160

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	TRADE RECEIVABLES AND TRADE PAYABLES (cont.)

The movements in the Group’s allowance for expected credit losses are as follows:

	ECL – not credit impaired	ECL – credit impaired	Total
	RM	RM	RM	Convenience Translation USD
Trade receivables
As of January 01, 2025	95,976	484,449	580,425	129,689
Charge for the year	369,790	2,193,932	2,563,722	631,303
Reversal during the year	—	(901,158)	(901,158)	(221,905)
As of December 31, 2025	465,766	1,777,223	2,242,989	552,324
As of January 01, 2026	465,766	1,777,223	2,242,989	550,089
Charge for the year	—	—	—	—
Reversal during the year	—	—	—	—
As of June 30, 2026	465,766	1,777,223	2,242,989	550,089

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Trade payables
Trade payables	15,213,238	30,724,094	7,535,032
Project retention payables	3,102,022	3,512,200	861,361
Total trade payables	18,315,260	34,236,294	8,396,393

(Decrease)/Increase in total trade payables	(9,081,554)	15,921,034	3,904,607

Included in trade payables is related party balance amounting to RM62,875 (December 31, 2025: Nil).

Trade payables are non-interest bearing and generally on cash basis or credit terms of 7 days to 90 days (December 31, 2025: 7 to 90 days). Other credit terms may be negotiated with suppliers on a case-by-case basis.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Income tax expense
Tax expense recognized in profit or loss
Current income tax
Current financial year	610,581	315,266	77,319
Prior financial year	73,304	—	—

Deferred taxation
Current financial year	(932,747)	—	—
Prior financial year	397,530	—	—
Total income tax expense recognized in profit or loss	148,668	315,266	77,319

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law.

Malaysia

Founder Energy Sdn. Bhd., Founder Assets Sdn. Bhd. and Founder Solar Solution Sdn. Bhd. are subject to Malaysia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is calculated at 24% of the estimated assessable profits for the financial year.

The unutilized tax losses can be carried forward for a maximum period of ten consecutive years to offset future taxable income.

Singapore

Founder Energy (Singapore) Pte Ltd is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The standard corporate income tax rate in Singapore is 17%.

Thailand

Founder Assets (Thailand) Company Limited is subject to Thailand Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Thailand tax laws. The standard corporate income tax rate in Thailand is 20%.

Utah

Founder Capital, LLC has not elected to be treated as a corporation for U.S. federal income tax purposes and is therefore classified as a disregarded entity. Accordingly, its income and expenses are generally treated as those of its sole foreign parent, Founder Group Limited, for U.S. federal income tax purposes.

Management has assessed the potential U.S. and Utah income tax implications arising from the activities of Founder Capital, LLC, including whether the Group has established a U.S. trade or business, generated effectively connected income or established a taxable presence in Utah. Based on management’s assessment of the relevant facts and circumstances and applicable tax regulations, management has concluded that activities of Founder Capital, LLC are limited to facilitating the Group’s private placement, that the Group does not have a U.S. trade or business or income effectively connected with one, and that no U.S. federal or Utah income tax liability arises for the period.

Management will continue to monitor the Group’s U.S. activities and reassess its tax position if there are changes in the relevant facts, circumstances or applicable tax regulations.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	DEFERRED TAX ASSET AND INCOME TAX (EXPENSE)/BENEFIT (cont.)

The numerical reconciliations between the tax expense and the product of accounting loss multiplied by the applicable tax rates of the Group are as follows:

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Net (loss)/profit before taxes	(1,780,930)	1,107,051	271,503

Tax at the Malaysian statutory income tax rate of 24%	(427,423)	265,693	65,161

Tax effects in respect of:
Different tax rates in other countries	554,889	140,680	34,502
Deferred tax not recognized on previously unrecognized origination and reversal of temporary differences	(740,027)	71,108	17,439
Adjustment in respect of current income tax of prior years	73,304	—	—
Adjustment in respect of deferred tax of prior years	397,530	—	—
Non-deductible expenses	410,137	—	—
Non-taxable income	(119,742)	(162,215)	(39,783)
Tax expense	148,668	315,266	77,319

The deferred tax assets are made up of the following:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
At beginning of year/period	74,000	175,810	43,117
Recognised in profit or loss	101,810	—	—
At end of year/period	175,810	175,810	43,117

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	DEFERRED TAX ASSET AND INCOME TAX EXPENSE (cont.)

Presented after appropriate offsetting as follows:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Deferred tax asset	175,810	175,810	43,117

The deferred tax asset as at the end of the reporting period are made up of the temporary differences arising from:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Deferred tax asset
Unabsorbed capital allowance	5,112,349	5,112,349	1,253,795

Deferred tax liability
Plant and equipment	(4,379,810)	(4,379,810)	(1,074,141)
Presented after appropriate offsetting	732,539	732,539	179,654

At 24%	175,810	175,810	43,117

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10	INVENTORIES

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Inventories	2,457,916	1,874,932	459,824

The amount of inventories recognized as an expense in cost of sales of the Group was RM 74,372,301 (USD 18,239,682) (June 30, 2025: RM 49,602,598).

11	CONTRACT ASSETS AND CONTRACT LIABILITIES

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Contract Assets
Contract cost	285,872,146	340,581,147	83,526,952
Contract margin	41,836,852	44,237,939	10,849,280
Contract revenue recognized	327,708,998	384,819,086	94,376,232
Less: Bill to trade receivables	(286,591,376)	(297,775,569)	(73,028,956)
Contract assets carried forward	41,117,622	87,043,517	21,347,276
Add: Accrued revenue	322,413	305,903	75,022
Balance carried forward	41,440,035	87,349,420	21,422,298

Increase in contract assets	(8,892,446)	(45,909,385)	(11,259,199)
Increase in provision for impairment loss	2,668,908	—	—

Significant increase in contract assets for the period ended June 30, 2026 primarily due to a increase in unbilled revenue related to the satisfaction of performance obligation in excess of amounts billed to customers.

12	OTHER RECEIVABLES AND PREPAYMENT AND OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Other Receivables
Project deposits	1,476,069	3,051,362	748,341
Prepayment to suppliers	13,289,633	35,567,406	8,722,846
Other receivables	60,108	—	—
Other deposits	158,271	—	—
Other prepayments	2,445,802	1,745,119	427,987
Other current assets	711	713	176
	17,430,594	40,364,600	9,899,350

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	OTHER RECEIVABLES AND PREPAYMENT AND OTHER PAYABLES AND ACCRUED LIABILITIES (cont.)

Included in the other current assets of the Group are commitment fee and deferred transaction costs of attributable to the convertible securities payable.

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Other Payables
Accrued staff cost	464,136	513,488	125,932
Other payables and accrued expenses	6,406,695	3,572,558	876,164
Prepayment from customer	2,080,632	13,385,348	3,282,734
	8,951,463	17,471,394	4,284,830

13	AMOUNT DUE FROM/(TO) RELATED PARTIES

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Trade
Amount due from Solar Bina Engineering Sdn. Bhd.	24,727	—	—
Amount due from RL Solar Assets Sdn. Bhd.	—	1,181,436	289,745
Amount due from Reservoir Link Renewable Sdn. Bhd.	1,108,818	1,908,621	468,087
Amount due from RL Sigma Engineering Sdn. Bhd.	697,677	697,677	171,104
	1,831,222	3,787,734	928,936
Non-trade
Amount due from Solar Bina Engineering Sdn. Bhd.	100,000	—	—
Amount due from Reservoir Link Energy Bhd.	217,995	433,138	106,226
Amount due from RL Solar Assets Sdn. Bhd.	308,165	308,165	75,577
	626,160	741,303	181,803

Amount due from related parties	2,457,382	4,529,037	1,110,739

Non-trade
Amount due to Reservoir Link Energy Bhd.	1,830,787	—	—
Amount due to Reservoir Link Sdn. Bhd.	258,804	258,804	63,471
Amount due to Solar Bina Engineering Sdn. Bhd.	1,500,000	—	—
Amount due to Reservoir Link Renewable Sdn. Bhd.	—	54,613	13,394
Amount due to Mr. Lee Seng Chi	312,004	156,008	38,261
Amount due to related parties	3,901,595	469,425	115,126

Both amount due to and from related parties is repayable on demand. Other than amount due to and from related parties that is trade nature, amount due to and from related parties is subject to interest rate of BLR + 1.5% per annum.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	AMOUNT DUE FROM/(TO) RELATED PARTIES (cont.)

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Solar Bina Engineering Sdn. Bhd.	An entity where Chief Executive Officer and Director Mr. Lee Seng Chi is a common director.
Reservoir Link Energy Bhd.	Our largest shareholder.
Reservoir Link Holdings Sdn. Bhd.	A corporate shareholder of Reservoir Link Energy Bhd.
Reservoir Link Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Reservoir Link Renewable Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
RL Sigma Engineering Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Lee Seng Chi	Our Chief Executive Officer and Director
RL Solar Assets Sdn Bhd (formerly known as RL Sunseap Energy Sdn. Bhd.)	Related company with Reservoir Link Energy Bhd. and joint venture with Founder Assets Sdn Bhd
SRM Utama Selambau Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Revenue from RL Solar Assets Sdn. Bhd.	4,360,439	753,841	184,878
Revenue from Reservoir Link Renewable Sdn. Bhd.	7,368,513	8,130,348	1,993,954
Revenue from RL Sigma Engineering Sdn. Bhd.	2,940,468	—	—
Revenue from SRM Utama Selambau Sdn. Bhd.	—	26,828,939	6,579,752
Total revenue from related parties	14,669,420	35,713,128	8,758,584

Purchases from Reservoir Link Renewable Sdn. Bhd.	386,972	430,333	105,538

Expenses charged by Reservoir Link Energy Bhd.	216,352	—	—

Rental payment to Mr. Lee Seng Chi	156,000	156,000	38,259

Finance cost charged by Reservoir Link Energy Bhd.	59,223	6,862	1,683

Advances to Solar Bina Engineering Sdn. Bhd.	1,500,000	1,004,490	246,349

The related party transactions mainly derived from the sales of renewable energy services, recharge of expenses, rental expenses, interest expenses on advances, management fees and advances.

The significant related party transactions with RL Solar Assets Sdn. Bhd. and Reservoir Link Renewable Sdn. Bhd. were attributable to several contracts secured through these entities as solar assets investors. The Group was appointed as the contractor to provide engineering, procurement, construction and commissioning works for rooftop solar photovoltaic facilities.

The consultancy fees related to project management services provided by Reservoir Link Renewable Sdn. Bhd. for commercial and industrial projects. In addition, rental payments of RM26,000 per month are payable to Mr. Lee Seng Chi for the lease of the Company’s principal office.

The significant related party transactions charged by Reservoir Link Energy Bhd. include one-off expense reimbursement related to the Initial Public Offering exercise and the interest expenses and management fees are costs incurred or shared on behalf of the Group and interest expense on funds advanced to the Group.

Advances were provided to Solar Bina Engineering Sdn. Bhd. for its short-term working capital needs, which are expected to be settled in due course.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	CONVERTIBLE SECURITIES PAYABLE

The amount of convertible securities payable consists of the followings:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
At beginning of year/period	—	64,170,406	15,737,684
Addition	84,895,915	424,734	104,165
Interest expenses	—	—	—
Conversion	(20,725,509)	(11,775,310)	(2,887,875)
At end of year/period	64,170,406	52,819,830	12,953,974

Securities Purchase Agreement with Avondale Capital, LLC

On April 22, 2025, the Company entered into a Securities Purchase Agreement with Avondale Capital, LLC, a Utah limited liability company (“Avondale”), pursuant to which the Company issue and sell to the Avondale an aggregate amount of up to USD10,000,000, representing the Company’s Class A Shares.

On April 24, 2025, the Company received net proceeds of USD 1,250,000 from the initial Pre-Paid Purchase with a principal amount of USD 1,357,500, after deduction of USD 87,500 original issue discount and USD 20,000 for Avondale’s transaction costs.

During the year ended December 31, 2025, the Company received net proceeds of USD 4,250,000 from the Pre-Paid Purchase #2 to Pre-Paid Purchase #6, after deduction of USD 297,500 original issue discount.

On May 30, 2025, the Company delivered 1,750,000 shares of ordinary shares as a commitment fee. The Company has the right to repurchase these pre-delivery shares at USD 0.0001 per share.

During the year ended December 31, 2025, Avondale purchased 13,618,411 Class A Shares, at par value, in exchange for USD 5,103,548 with exchange prices ranging from USD 0.2707 to USD 0.9310 pursuant to purchase notices related to Pre-Paid Purchase #1 to Pre-Paid Purchase #6.

Purchase Agreement with Streeterville Capital, LLC

On December 11, 2025, the Company entered into a Purchase Agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issue and sell to the Streeterville convertible promissory note (the “Note”), in the original principal amount of USD 16,070,000, which included an original issue discount of USD 1,050,000 and transaction expenses amount of USD 20,000. The Note is convertible into the Company’s Class A Shares.

On December 16, 2025, Streeterville paid USD 3,000,000 to the Company and USD 12,000,000 into a deposit account of the Company’s subsidiary, Founder Capital, LLC and entered into a Deposit Account Control Agreement with Streeterville and a banking corporation, to secure the Note.

On June 30, 2026, the Company and Streeterville Capital agreed to (i) partition a new secured convertible promissory note (the “Partitioned Note”) in the original principal amount of US$8,000,000 (the “Partitioned Amount”) from that certain secured convertible promissory note (the “Original Note”) in the original principal amount of US$16,070,000 that was issued to Streeterville Capital on December 11, 2025 pursuant to that certain securities purchase agreement dated as of December 11, 2025 with the outstanding balance of the Original Note to be reduced by the Partitioned Amount, and (ii) exchange the Partitioned Note for a new secured non-convertible promissory note (the “Exchange Note”) in the original principal amount of US$8,000,000.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS

	Note	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
		RM	RM	Convenience Translation USD
Non-current liabilities
Hire purchase payables		234,939	415,513	101,904
Term loan		17,479,103	22,952,462	5,629,052
		17,714,042	23,367,975	5,730,956

Current liabilities
Bank overdraft		738,410	—	—
Hire purchase payables		181,549	228,396	56,014
Term loan		1,032,035	3,296,800	808,536
Trade financing		43,674,831	83,393,521	20,452,120
		45,626,825	86,918,717	21,316,670

Total borrowings
Bank overdraft	(a)	738,410	—	—
Hire purchase payables	(b)	416,488	643,909	157,918
Term loan	(a)	18,511,138	26,249,262	6,437,588
Trade financing	(a)	43,674,831	83,393,521	20,452,120
		63,340,867	110,286,692	27,047,626

(a) The following table sets out the carrying amount of the borrowings:

	Capacity	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	RM	Convenience Translation USD
Line of Credit
AmBank Islamic Bank – Domestic Recourse Factoring, at Base Financing Rate – 1%	10,000,000	6,686,298	9,202,054	2,256,788
AmBank Islamic Bank – Invoice Financing, at Base Financing Rate	96,000,000	24,073,870	60,858,371	14,925,413
AmBank Islamic Bank – Overdraft, Base Financing Rate +1.0%	1,000,000	364,167	—	—
CIMB Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	10,000,000	7,980,612	9,960,691	2,442,843
CIMB Islamic Bank – Overdraft, at Base Financing Rate +0.5%	500,000	374,243	—	—
Maybank Islamic Bank – Invoice Financing, at Cost of Funds + 1.5%	5,000,000	4,934,051	3,372,406	827,077
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1%	1,000,000	778,060	733,815	179,967
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1%	3,000,000	—	2,963,417	726,773
CIMB Islamic Bank – Term Financing, at Effective Rate 6.6%	500,000	—	464,030	113,803
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1.75%	14,900,000	1,150,531	5,358,678	1,314,207
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 0.75%	16,100,000	16,582,547	16,090,573	3,946,186
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 1.75%	200,000	—	165,715	40,641
AmBank Islamic Bank – Term Financing, at Base Financing Rate – 0.75%	500,000	—	473,033	116,010
	158,700,000	62,924,379	109,642,783	26,889,708

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS (cont.)

The Group entered into banking facilities with AmBank Islamic Bank and is secured by:

i)	Corporate guarantee from the Group;
ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd.;

iii)	First legal charge over the escrow account, debt reserve account and sinking fund account; and

iv)	Insurance policy for the Directors of the Group.

The Group entered into a banking facility with Maybank Islamic Bank and is secured by:

i)	Corporate guarantee from the Group; and

ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd..

iii)	Sinking fund pledged by Founder Energy Sdn. Bhd.

The Group entered into a banking facility with CIMB Islamic Bank and is secured by:

i)	Corporate guarantee from the Group;

ii)	Fixed deposits pledged by Founder Energy Sdn. Bhd.; and

iii)	Sinking fund account.

(b) Hire purchase payable

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Minimum hire purchase payment
Not later than one (1) year	197,712	252,984	62,044
Later than one (1) year and not later than five (5) years	242,317	364,549	89,405
Later than five (5) years	—	87,449	21,447
	440,029	704,982	172,896
Less: Future interest charges	(23,541)	(61,073)	(14,978)
Present value of hire purchase payment	416,488	643,909	157,918

Repayable as follows:
Non-current liabilities	234,939	415,513	101,904
Current liabilities	181,549	228,396	56,014
	416,488	643,909	157,918

The hire purchase payables of the Group bears interest ranging from 4.26% to 5.52% (December 31, 2025: 2.91%) per annum and are secured by the Group’s motor vehicle under hire purchase arrangements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	BORROWINGS (cont.)

(c) The following table sets out the remaining maturities of the borrowings based on carrying amounts:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Maturities
Within 1 year	45,626,825	86,918,717	21,316,669
1 - 5 years	15,263,709	11,822,723	2,899,503
More than 5 years	2,450,333	11,545,252	2,831,454
Total	63,340,867	110,286,692	27,047,626

The interest rate profile of the Group’s interest-bearing financial instruments based on their carrying amount as at the end of the reporting period are as follows based on their carrying amount as at the end of the reporting period are as follows:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Fixed rate instrument
Hire purchase payables	416,488	643,909	157,918
Floating rate instrument
Bank borrowings	62,924,379	109,642,783	26,889,708
Total	63,340,867	110,286,692	27,047,626

Sensitivity analysis for variable rate instruments

Sensitivity analysis of interest rate for the floating rate instruments at the end of each reporting period, assuming all other variables remain constant, is as follows:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
Effects of 50 basis point changes	RM	RM	Convenience Translation USD
Floating rate instrument
Bank borrowings	239,113	416,643	102,181

Sensitivity analysis for fixed rate instruments at the end of each reporting period is not presented as fixed rate instruments are not affected by changes in interest rates.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	SHARE CAPITAL

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
Paid up capital:	Number of ordinary shares – Class A and Class B Shares(6)		RM	RM	Convenience Translation USD
At beginning of year/period	17,665,289	330,337	7,425,257	28,941,506	7,097,856
Issuance of share capital (1)	—	—	—	—	—
Issuance of share capital (2)	—	—	—	—	—
Transaction costs of share issue	—	—	—	—	—
Issuance of share capital (3)	—	—	—	—	—
Issuance of share capital (4)	1,750,000	—	—	—	—
Issuance of share capital (5)	13,618,411	—	21,516,249	—	—
Issuance of share capital (7)	—	9,735,870	—	11,775,311	2,887,875
Share combination (8)	(32,703,363)	(8,334,471)	—	—	—
At end of year/period	330,337	1,731,736	28,941,506	40,716,817	9,985,731

As of December 31, 2023, the Company has authorized 15,700,000 ordinary shares at USD 0.001. The paid up ordinary shares has no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

(1)	On October 24, 2024, 1,218,750 ordinary shares were issued in our initial public offering at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(2)	On October 31, 2024, 2,813 ordinary shares were issued in our underwriters’ partial exercise of the over-allotment option, at USD 4.00 per ordinary share, before deduction the discounts and expenses.

(3)

On December 31, 2024, 743,726 ordinary shares were issued to CNP Equity Limited pursuant to the exercise of warrant as consideration for certain professional consulting service relating to the initial offering rendered to the Company.

(4)

On May 30, 2025, the Company issued 1,750,000 shares of the Company’s Class A Common Stock as part of the Securities Purchase Agreement. The issued shares serve as the commitment shares of the agreement.

(5)	Pursuant to the Securities Purchase Agreement dated April 22, 2025, between Avondale Capital, LLC and the Company, Avondale elected to convert a portion of its convertible securities into redemption conversion shares. On June 23, 2025, 785,171 ordinary shares were issued to Avondale, amount of USD 610,000 at a price of USD 0.7769 per share.

(6)

On July 16, 2025, the Company amended and restated memorandum and articles of association to include a dual class share structure and the creation of two new classes of shares, being A (Class A Shares) and B (Class B Shares), both with no par value which rank pari passu as to distributions (including on a liquidation), and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Shares. The share designations state that the 2,000,000 Ordinary Shares registered in the name of Mr. Lee Seng Chi and Reservoir Link Energy Bhd shall be redesignated as Class B Shares and the remaining Ordinary Shares in issue shall be redesignated as Class A Shares.

(7)

Pursuant to the Securities Purchase Agreement dated December 11, 2025, between Streeterville Capital, LLC and the Company, Streeterville elected to convert a portion of its convertible securities into redemption conversion shares. On June 30, 2026, 1,040,186 ordinary shares were issued to Streeterville, amount of USD 2,046,000 at a price of USD 1.9670 per share.

(8)	On February 10, 2026, the authorised, issued, and outstanding shares of the Founder Group Limited were combined on a 100 for 1 ratio (the “Share Combination”) with the marketplace. As a result of the Share Combination, each 100 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17	RESERVES

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Bargain purchases from acquisition of Founder Energy Sdn. Bhd. under common control accounted as merger reserve	1,299,996	1,299,996	318,822
Bargain purchase from acquisition of plant, equipment and inventory from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	355,271	355,271	87,130
Bargain purchase from acquisition of business from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	49,722	49,722	12,195
Foreign translation reserve	—	(400,898)	(98,321)
	1,704,989	1,304,091	319,826

18	REVENUE

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Revenue from contract services	38,289,161	42,571,195	10,440,513
Revenue from sales of goods	2,507,413	4,728,963	1,159,770
Revenue from contract services – related parties	14,669,420	35,713,128	8,758,584
	55,465,994	83,013,286	20,358,867

Timing of revenue recognition:
Point in time	2,507,413	4,728,963	1,159,770
Over time	52,958,581	78,284,323	19,199,097
	55,465,994	83,013,286	20,358,867

Unsatisfied performance obligation	196,695,432	176,320,359	43,242,271

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories.

Unsatisfied performance obligations are expected to be satisfied and recognized as revenue within 12 months after the reporting year end, respectively. Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of parts and accessories. All of the Group’s revenue is derived exclusively from customers located in Malaysia.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19	COST OF SALE

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Material cost	8,774,878	37,051,828	9,086,898
Construction cost	34,874,969	27,394,671	6,718,497
Staff cost	2,409,446	2,516,265	617,110
Logistic cost	643,081	586,545	143,849
Tools & machinery	537,700	520,816	127,729
Miscellaneous	1,333,093	5,422,199	1,329,785
Depreciation	1,029,431	879,977	215,814
Total cost of sale	49,602,598	74,372,301	18,239,682

The cost of sale incurred pertaining to revenue derived from related party is amounting to RM 29,961,865 (USD 7,519,056) (June 30, 2025: RM 12,804,754).

Included in Cost of Sale of the Group is liquidated ascertained damages charged to subcontractors amounting to RM Nil (June 30, 2025: RM Nil).

20	EARNINGS PER SHARE

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
			Convenience Translation
Basic earnings per share
	RM	RM	USD
Net (loss)/income attributable to owners of the parent	(1,929,598)	791,785	194,184

	Shares	Shares	Shares
Shares used in computation:
Weighted-average ordinary shares outstanding	179,848	816,406	816,406

Basic earnings per share attributable to owners of the parent	(10.73)	0.97	0.24

Diluted earnings per share

	RM	RM	USD
Net (loss)/income attributable to owners of the parent	(1,929,598)	791,785	194,184

	Shares	Shares	Shares
Shares used in computation:
Weighted-average ordinary shares outstanding	179,848	816,406	816,406
Potential issuable shares	84,946	22,262,651	22,262,651
Diluted total ordinary shares	264,794	23,079,057	23,079,057

Diluted earnings per shares attributable to owners of the parent	(7.29)	0.03	0.01

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	EMPLOYEES SALARY AND RELATED COSTS

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Director fees	407,080	370,586	90,886
Director salaries	390,000	432,000	105,947
Admin salaries	1,485,617	2,141,262	525,141
Technical staff salaries	1,696,953	1,865,110	457,415
Total	3,979,650	4,808,958	1,179,389

Director related expenses	327,795	281,609	69,064
Admin related expenses	584,928	843,711	206,919
Technical staff related expenses	712,493	689,926	169,203
Total	1,625,216	1,815,246	445,186

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Trade receivables	20,919,764	16,220,423	3,978,032
Other receivables	1,695,159	3,052,075	748,515
Amount due from related parties	2,457,382	4,529,037	1,110,739
Cash and bank balances	80,243,158	72,605,810	17,806,452
	105,315,463	96,407,345	23,643,738

Financial assets at FVTPL
Other investment	—	1,006,240	246,779

Financial liabilities at amortized cost
Trade payables	(18,315,260)	(34,236,294)	(8,396,393)
Other payables and accrued liabilities	(8,951,463)	(17,471,394)	(4,284,830)
Convertible securities payable	(64,170,406)	(52,819,830)	(12,953,974)
Bank and other borrowings	(63,340,867)	(110,286,692)	(27,047,626)
Amount due to related parties	(3,901,595)	(469,425)	(115,126)
	(158,679,591)	(215,283,635)	(52,797,949)

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Yuan Renminbi (“CNY”) and United States Dollar (“USD”).   Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Sensitivity analysis for foreign currency risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than the respective functional currencies of Group entities. The currencies giving rise to this risk are primarily Chinese Yuan Renminbi (“CNY”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Our exposure to foreign currency risk based on the carrying amounts of the financial instruments at the end of the reporting period is summarized below.

	CNY	USD
As of June 30, 2026	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,077	3,106,083

Financial liabilities in foreign currencies
Trade payables	(407,217)	(13,661,429)
Other payables	—	(47,244)
	(407,217)	(13,708,673)

	CNY	USD
As of December 31, 2025	RM	RM
Financial assets in foreign currencies
Cash and bank balances	2,116	2,117,602

Financial liabilities in foreign currencies
Trade payables	(1,432,416)	(870,994)
Other payables	—	(47,244)
	(1,432,416)	(918,237)

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant.

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)
	RM	RM
United States Dollar	91,152	(805,797)
Chinese Yuan Renminbi	(108,703)	(30,791)

Interest Rate Risk

We are exposed to interest rate risk as we have bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in Note 15 to the financial statements. We currently do not have an interest rate hedging policy.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities.

The table below summarises the maturity profile of the Company’s financial liabilities as at the end of the reporting period and are based on undiscounted contractual payments:

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 5 years	More than 5 years
	RM	RM	RM	RM	RM
As of June 30, 2026
Trade payables	34,236,294	34,236,294	34,236,294	—	—
Other payables and accrued liabilities	17,471,394	17,471,394	17,471,394	—	—
Convertible securities payable	52,819,830	52,819,830	52,819,830	—	—
Bank and other borrowings	110,286,692	117,496,300	88,362,161	15,792,923	13,341,216
Lease liabilities	553,103	553,103	81,808	471,295	—
Amount due to related parties	469,425	469,425	469,425	—	—
	215,836,738	223,046,346	192,971,487	16,264,218	13,341,216

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 5 years	More than 5 years
	USD	USD	USD	USD	USD
As of June 30, 2026
Trade payables	8,396,393	8,396,393	8,396,393	—	—
Other payables and accrued liabilities	4,284,830	4,284,830	4,284,830	—	—
Convertible securities payable	12,953,974	12,953,974	12,953,974	—	—
Bank and other borrowings	27,047,625	28,815,770	21,670,671	3,873,188	3,271,911
Lease liabilities	135,647	135,647	20,063	115,584	—
Amount due to related parties	115,126	115,126	115,126	—	—
	52,933,595	54,701,740	47,441,057	3,988,772	3,271,911

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

	Carrying amount	Contractual cash flows	Within 1 year	More than 1 year and less than 5 years	More than 5 years
	RM	RM	RM	RM	RM
As of December 31, 2025
Trade payables	18,315,260	18,315,260	18,315,260	—	—
Other payables and accrued liabilities	8,951,463	8,951,463	8,951,463	—	—
Convertible securities payable	64,170,406	64,170,406	64,170,406	—	—
Bank and other borrowings	63,340,867	67,741,152	46,998,342	16,109,886	4,632,924
Lease liabilities	708,629	744,000	462,000	282,000	—
Amount due to related parties	3,901,595	4,047,143	4,047,143	—	—
	159,388,220	163,969,424	142,944,614	16,391,886	4,632,924

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. We include within net debt, loans, and borrowings from financial institutions. Capital includes equity attributable to the owners of the parent and non-controlling interest.

23	CONCENTRATION OF RISK

Customer Concentration

For the six months ended June 30, 2026, the Company generated total revenue of RM 83,013,286, of which four customers accounted for more than 10% of the Company’s total revenue.

For the six months ended June 30, 2025, the Company generated total revenue of RM 55,465,994, of which three customers accounted for more than 10% of the Company’s total revenue.

	For the six months ended
	June 30, 2025		June 30, 2026				June 30, 2025		June 30, 2026
	Revenues						Percentage of revenues
	RM		RM		USD		%		%
Customer A	13,555,612		9,618,188		2,358,844		24.44		11.59
Customer B	7,368,513		N/A	*	N/A	*	13.28		N/A	*
Customer C	7,163,241		9,477,721		2,324,395		12.91		11.42
Customer D	N/A	*	26,828,939		6,579,752		N/A	*	32.32
Customer E	N/A	*	14,109,849		3,460,417		N/A	*	17.00
Others	27,378,628		22,978,589		5,635,459		49.36		27.68
Total	55,465,994		83,013,286		20,358,867		100.00		100.00

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23	CONCENTRATION OF RISK (cont.)

The following table sets forth a summary of customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)				As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)
	Receivables					Percentage of receivables
	RM	RM		USD		%	%
Customer F	8,027,391	N/A	^	N/A	^	38.37	N/A	^
Customer G	2,303,536	1,787,500		438,381		11.01	11.02
Customer H	N/A	2,224,908		545,655		N/A	13.72
Others	10,588,837	12,208,015		2,993,996		50.62	75.26
Total	20,919,764	16,220,423		3,978,032		100.00	100.00

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective year.

^	Receivables was less than 10% of the Groups total accounts receivables for the respective year.

Vendor Concentration

For the six months ended June 30, 2026, the Company incurred cost of sale of RM 74,372,301, of which three vendors accounted for more than 10% of the Company’s total cost of sale.

For the six months ended June 30, 2025, the Company incurred cost of sale of RM 49,602,598, of which one vendor accounted for more than 10% of the Company’s total cost of sale.

	For the six months ended
	June 30, 2025		June 30, 2026		June 30, 2025		June 30, 2026
	Cost of sales				Percentage of cost of sales
	RM		RM	USD	%		%
Vendor A	8,547,239		8,500,000	2,084,611	17.23		11.43
Vendor B	N/A	*	14,027,838	3,440,304	N/A	*	18.86
Vendor C	N/A	*	10,713,639	2,627,502	N/A	*	14.41
Others	41,055,359		41,130,824	10,087,265	82.77		55.30
Total	49,602,598		74,372,301	18,239,682	100.00		100.00

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23	CONCENTRATION OF RISK (cont.)

The following table sets forth a summary of vendors who represent 10% or more of the Group’s total accounts payable:

	As of December 31, 2025 (Audited)		As of June 30, 2026 (Unaudited)			As of December 31, 2025 (Audited)		As of June 30, 2026 (Unaudited)
	Payables					Percentage of payables
	RM		RM	USD		%		%
Vendor B	N/A	^	13,326,446	3,268,288		N/A	^	38.92
Vendor D	2,082,351		N/A^	N/A	^	11.37		N/A	^
Others	16,232,909		20,909,848	5,128,105		88.63		61.08
Total	18,315,260		34,236,294	8,396,393		100.00		100.00

*	Purchases from relevant vendor was less than 10% of the Group’s total cost of sale for the respective year.

^	Payables was less than 10% of the Groups total accounts payables for the respective year.

24	SEGMENT REPORTING

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved supply and selling of solar mounting structures and accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in our disclosed financial reports.

The Group did not generate any inter-segment revenues.

Segment profit

Segment performance is used to performance as Group’s CEO believes that such information is the most relevant in evaluating the results of certain segment relative to other entities that operate within these industries. Performance is evaluated based on operating profit and loss which is measured differently from operating profit or loss in the consolidated financial statements.

Segment assets

The total of segment asset is measured on all assets of a segment as included in the internal management reports that are reviewed by the CODM. Segment total assets are used to measure the return of assets of each segment.

Segment liabilities

The total of segment liability is measured on all liabilities of a segment as included in the internal management reports that are reviewed by the CODM. Segment total liabilities are used to measure the assess the financial position of each segment.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24	SEGMENT REPORTING (cont.)

	For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2026
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	31,310,177	64,740,421	15,877,480
Commercial & Industrial Contract Services	21,648,404	13,543,902	3,321,619
Large Scale Solar Sales of Goods	—	1,940,000	475,781
Commercial & Industrial Sales of Goods	2,507,413	2,788,963	683,987
Total revenue	55,465,994	83,013,286	20,358,867

Cost of Sales
Large Scale Solar Contract Services	(28,708,507)	(60,148,005)	(14,751,197)
Commercial & Industrial Contract Services	(18,632,087)	(9,951,432)	(2,440,572)
Commercial & Industrial Sales of Goods	(2,262,004)	(4,272,864)	(1,047,913)
Total cost of sales	(49,602,598)	(74,372,301)	(18,239,682)

Large Scale Solar gross profit	2,601,670	6,532,416	1,602,064
Commercial & Industrial gross profit	3,261,726	2,108,569	517,121
Total gross profit	5,863,396	8,640,985	2,119,185
Selling and administrative expenses	(6,127,228)	(6,454,283)	(1,582,901)
Selling and administrative expenses to related parties	(216,352)	—	—
(Loss)/profit from operations before income tax	(480,184)	2,186,702	536,284

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
Total assets	RM	RM	Convenience Translation USD
Large Scale Solar segment	48,822,485	95,112,630	23,326,212
Commercial & Industrial segment	38,476,543	39,488,720	9,684,542
Total of reportable segments	87,299,028	134,601,350	33,010,754
Corporate and other	102,449,572	124,149,406	30,447,433
Consolidated total assets	189,748,600	258,750,756	63,458,187

	RM	RM	Convenience Translation USD
Total liabilities
Large Scale Solar segment	8,255,741	22,448,950	5,505,567
Commercial & Industrial segment	12,149,110	10,316,536	2,530,113
Total of reportable segments	20,404,851	32,765,486	8,035,680
Corporate and other	139,087,390	183,071,252	44,897,916
Consolidated total liabilities	159,492,241	215,836,738	52,933,596

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25	COMMITMENTS AND CONTINGENCIES

Right-of-use assets and lease liabilities

For the details on future minimum lease payments under the non-cancelable operating leases as of June 30, 2026, please refer to Note 5 to the Consolidated Financial Statements.

Capital commitments

Capital expenditure as at the end of the reporting period is as follows:

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
	RM	RM	Convenience Translation USD
Not later than one year
Capital expenditure:
Plant and equipment	13,687,514	3,817,981	936,353

26	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after June 30, 2026 up through the date of report, which is the date that these consolidated financial statements are available for distribution. Other than the event disclosed below:

(a)	On September 1, 2026, the authorized, issued, and outstanding shares of the Founder Group Limited were combined on a 100 for 1 ratio (the “Share Combination”) with the marketplace. As a result of the Share Combination, each 100 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders.